

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2025

Oliver Graham
Chief Executive Officer
Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg

  **Re: Ardagh Metal Packaging S.A.**
    **Registration Statement on Form F-3**
    **Filed on July 31, 2025**
    **File No. 333-289154**

Dear Oliver Graham:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Richard Alsop